02051738

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 20, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Notification dated July 30, 2002
2. Section 198 Notification dated July 30, 2002
3. Press release dated August 5, 2002
4. Notification dated August 7, 2002
5. Press release dated August 12, 2002
6. Press release dated August 14, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

Date: August 20, 2002

By:
Name: Tim Score
Title: Chief Financial Officer

Item 1

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

30 July 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 29 July 2002 we acquired an interest in the shares that resulted in our holding a total of 58,113,082 shares. This is due to our holding 57,893,398 ordinary shares and 73,228 American Depository Receipts (equivalent to 219,684 ordinary shares) being approximately 5.70% of the issued share capital of the Company.

We have transferred from time to time 37,141,781 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 37,141,781 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

George Sobek
Law Division

Item 2

198/90/I

To: ARM Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
England

Date: 30 July 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,019,260,961 shares outstanding)

Number of shares in which the Companies have an interest:

173,451,427

Name(s) of registered holder(s):

See Schedule B

As of 30 July 2002

ARM Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**173,451,427**	**17.02%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	54,654,997.00	5.36%
• Capital International Limited	59,084,755.00	5.80%
• Capital International S.A.	16,006,542.00	1.57%
• Capital International, Inc.	1,305,133.00	0.13%
• Capital Research and Management Company	42,400,000.00	4.16%
• EuroPacific Growth Fund	42,400,000.00	4.16%

Schedule of holdings in ARM Holdings plc
As of 30 July 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	8,359,700
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,281,017
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	21,711,572
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	395,300
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	9,296,108
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,613,500
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,302,000

Citibank London 11 Old Jewry London EC2R 8D8 UK	862,600
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	7,820,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	18,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	105,200
State Street Bank & Trust Co.	76,600
Citibank NA Toronto	34,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	23,100
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	54,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	484,800

Clydesdale Bank plc	1,800
TOTAL	**54,654,997**

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	1,916,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	10,620,673
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	14,692,700
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	591,800
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	8,658,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	423,200
Citibank London 11 Old Jewry London EC2R 8D8 UK	390,700
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	1,306,100

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	9,956,258
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	158,300
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	624,800
State Street Bank & Trust Co.	1,073,300
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	273,800
Citibank NA Toronto	116,800
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	2,676,680
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	3,285,000
Northern Trust AVFC South Africa	409,400

KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	174,944
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	538,400
Bank One London	1,007,500
Clydesdale Bank plc	291,900
TOTAL	**59,084,755**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	97,500
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	288,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,737,802
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	141,900
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	1,184,400
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	349,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	238,300
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	70,900

Morgan Stanley	55,100
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	4,462,500
State Street Bank & Trust Co.	250,300
National Westminster Bank	764,800
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	209,900
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	312,700
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	116,600
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	714,800

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	979,640
TOTAL	**16,006,542**

Capital International, Inc.

Registered Name	Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	174,900
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	119,310
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	714,823
State Street Bank & Trust Co.	296,100
TOTAL	1,305,133

Capital Research and Management Company

Registered Name	Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	42,400,000
TOTAL	42,400,000

Item 3

PR Contacts:

Beth Broderson
Vitalect
+1 650 210 3818
bbroderson@vitalect.com

Michelle Spencer
ARM
+44 (0)1628 427780
michelle.spencer@arm.com

ARM and Vitalect Launch New Online Customer Training Program for First-Time ARM Users

Cambridge, UK and Mountain View, CA – Aug. 5, 2002 – ARM [(LSE: ARM; Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and Vitalect, a premier provider of learning content management solutions for the semiconductor industry, today announced the availability of a new online training program for first-time ARM® technology users entitled, "*ARM Architecture Fundamentals*". This new ARM training program has been built using Vitalect's Techniq℠ Learning Content Management System (LCMS) and its training expertise in the semiconductor industry.

The new *ARM Architecture Fundamentals* eLearning program provides an introduction to ARM core technologies including the ARM7™ Thumb® and ARM9™ Thumb families, ARM programming models, instruction sets, system design, embedded software and development solutions. Upon completion, users will be conversant in the elements of the ARM architecture, be able to evaluate an ARM Powered® design solution for their needs, and be well prepared for more advanced instruction. The course can be previewed at http://www.vitalect.com/arm.

"As the leader in 16/32-bit embedded RISC microprocessor technology, it is imperative for ARM to enable developers to become productive as quickly as possible with the right training at the right time," said Chris Shore, Training manager at ARM. "With the use of Vitalect's online learning technology and its semiconductor industry expertise, we can now provide hardware and software engineers who are new to ARM processors, with the essential information to get up-to-speed fast on ARM technology-based solutions."

- *more* -

Vitalect's Techniq[SM] Learning Content Management System (LCMS) provides ARM with a family of learning technologies and services that deliver an efficient platform for content authoring, metatagging, storage, classification, search, retrieval, administration, tracking and delivery of ARM's training content.

"Because ARM is a world class company in all its interactions, ARM's Partners have come to expect the most advanced training delivery experience," stated Pran Kurup, president and CEO of Vitalect. "ARM challenged us to deliver an online training program that would match the quality and caliber of their classroom instruction. We are honored with ARM's assessment that we have delivered."

About Vitalect

Vitalect is a leading provider of custom eLearning content solutions designed to accelerate the rate of knowledge transfer across the enterprise. Vitalect's fully integrated eLearning solution delivers the technology infrastructure and professional services that help companies train their customers, employees, sales channels and business partners. Vitalect's Techniq Learning Content Management System technologies enable content development, authoring, management and certification tools in a web-based system with worldwide hosting, support and 24x7 maintenance services. Founded in 1997, Mountain View, Calif.-based Vitalect has exhibited continued growth since its inception. More detailed information can be found at http://www.vitalect.com/.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

###

- more -

Item 4

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

Tel 020 7699 2305
Fax 0870 242 2733

7 August 2002

The Company Secretary
ARM Holdings PLC
90 Fulbourn Road
Cambridge CB1 9JN

BARCLAYS

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 6 August 2002 Barclays PLC, no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 1,020,298,795. If this is incorrect please let me know.

If you have any queries relating to this letter please contact me on 020 7699 2305.

Yours faithfully

pp Geoff Smith
Manager, Secretarial Services

Item 5

COWARE AND ARM SPEED SYSTEM LEVEL SOC DESIGNS

5-Year Agreement Expands Relationship, Extends ARM IP Into SoC Designs Above RT Level

SANTA CLARA, Calif. and CAMBRIDGE, UK – Aug. 12, 2002 – CoWare™, Inc. and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor technology, today announced a five-year agreement to help customers speed the design time for complex ARM® core-enabled system-on-chip (SoC) solutions.

The two companies have worked together over the past three years to integrate high-level ARM processor models into the CoWare N2C® system-level design tool. Under this new agreement, CoWare has extended its development of ARM intellectual property (IP) models at abstraction levels above RTL to additional ARM platform and peripheral IP, including the ARM Jazelle™ technology, PrimeXsys™ platforms and PrimeCell® peripherals. Access to ARM IP such as the ARM AMBA® Design Kit further enables CoWare to deploy system level bus generation technology for complex AMBA methodology implementations.

"Over the past three years, customers adopting the CoWare methodology have reported significant speed improvements in getting new ARM core-based designs to market," stated Alistair Greenhill, director, EDA Relationship Programs for ARM. "By extending our agreement, CoWare now can provide high-level models of our PrimeXsys and PrimeCell products, as well as our processor cores so our Partners can more quickly develop ARM core-based platforms. In addition, CoWare offers new tools that target the development of complex AMBA interconnet-based platforms, reinforcing the AMBA's position as the industry-leading on-chip interconnect architecture, and further reducing time-to-market for ARM Partners."

"We have many mutual customers who have taken advantage of the synergy between ARM and CoWare," stated Ed Begun, CoWare Director of Marketing and Business Development. "ARM's market-leading position in the 32-bit embedded RISC processor solutions market means that as more customers develop complex multi-million-gate ARM core-based SoCs, we will all benefit from working together to help speed these designs to market."

Advantages of Using CoWare N2C to Create Platforms

- more -

With CoWare, ARM Partners can design at a higher level of abstraction, using the C language instead of hardware-specific RTL languages. Because SoCs are becoming so complex, this higher level of abstraction speeds the design process, letting designers look at the whole chip design to determine the best architecture, and then progressively moving to implementation of both the software and the hardware.

CoWare N2C provides three key advantages to companies creating ARM core-based SoC platforms. First, CoWare N2C provides an easy way for platform creators to design and make trade-offs to determine the best architecture for the platform. Second, CoWare N2C makes it easy for developers to extend and modify proven platforms. Third, platforms created in CoWare N2C give software designers an early, accurate model of the hardware to develop, test, debug and profile the performance of their software, so they don't have to wait for the hardware prototype to start software development.

CoWare N2C includes capabilities for automating and speeding the design of very complex ARM designs with complex bus structures including multiple layers, multiple masters and slave busses, multiple protocols, and different arbitration types. By automatically synthesizing the specified bus interfaces, CoWare N2C speeds designers through the design and evaluation of different architectural alternatives.

Availability

CoWare models for ARM processor cores, PrimeXsys platforms, PrimeCell peripherals and system level AMBA bus generation technology are available now. As new platforms and peripherals are developed and requested by customers, CoWare will continue to develop and deliver high-level models.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About CoWare

As the leading supplier of tools for system-level electronic design automation (EDA), CoWare, Inc. provides a platform-based design methodology that can cut system-on-a-chip (SoC) design time in half. As a founder and leader of SystemC, CoWare is driving the industry towards a unifying system design language. The CoWare software is employed by major systems, IP and semiconductor companies including Alcatel, ARM, Canon, Fujitsu, InterDigital, Matsushita, Motorola, Nokia, Samsung, Sanyo, Sony, STMicroelectronics, Tensilica and Toshiba. CoWare was recognized as the 5th fastest-growing private company in Silicon Valley in 2000 (1). For more information, visit www.CoWare.com.

ENDS

Contact:
Mindy Powers – CoWare, Inc.
408.845.7613 mindy@CoWare.com

Michelle Spencer – ARM
+44 (0)1628 427780 michelle.spencer@arm.com

Item 6

ARM Holdings plc
Board Appointment

CAMBRIDGE, UK –Aug. 14, 2002– ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that Mike Inglis, Executive Vice President Marketing, has been appointed to the Board of ARM Holdings plc, effective immediately.

Warren East, Chief Executive Officer, commented: "As ARM continues to invest in people who will drive the future growth in our business, I am delighted to welcome Mike to the Board. With his knowledge and understanding of our industry – and experience with two of ARM's long-standing partners – he is already making a valuable addition to our marketing activities."

Mike Inglis, aged 42, joined ARM as Executive Vice President, Marketing, in June 2002, bringing 18 years' experience in the semiconductor industry with Texas Instruments, Motorola and most recently A.T. Kearney. Mike led the UK Communications and High Technology team at A.T. Kearney and prior to this, he held a number of senior operational and strategic marketing positions at Motorola, including Division Manager of their Global Smart Card business and European Hi End Microprocessor Business Unit Manager. Before joining Motorola, he worked as a marketing and design manager at Texas Instruments in their European ASIC, PAL and FPGA group. Mike started his career with Fairchild Camera and Instrument as an FSE and Sales Support Engineer, followed by a period at BIS Macintosh where he led global market research projects in the components industry.

"By appointing people of this calibre to the ARM executive team, we are gaining a wealth of industry experience and valuable perspective that will complement the strengths of the existing executive team," said Sir Robin Saxby, chairman of the Nominations Committee at ARM.

At the same time Pete Magowan, Executive Vice President, Business Development and a director of the company, is stepping down from the Board and plans to leave the company shortly to work with technology start-up companies. Effective today, Pete Magowan has been appointed non-executive director of ARM 3D software partner, Superscape [LSE: SPS] with whom ARM has worked closely over the past 12 months in developing the ARM® core-based Swerve software platform.

Pete Magowan commented: "ARM is a great company with a world class team, which I feel privileged to have been part of. I've learned a great deal from working with its high calibre people, world-leading products and strong Partner relationships, and I look forward to using this experience to help create more companies like ARM and to emulate the success that I am confident the company will continue to enjoy."

East added, "I would also like to thank Pete Magowan for the huge contribution he has made to the development of ARM. We look forward to working closely with him in his new role at Superscape and with his other technology ventures in the future."

There is no information in 6F.2(b) to (g) of the Listing Rules of the UK Listing Authority that is required to be disclosed in relation to Mr Inglis.

- Ends -

Enquiries:

ARM Holdings
Michelle Spencer +44 (0) 1628 427700

Financial Dynamics +44 (0) 20 7831 3113
Sarah Marsland
Juliet Clarke